Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	June 30, 2022	December 31, 2021

ASSETS
Current assets
Trade and other receivables		$326,383	$173,409
Financial derivatives	16	17,979	8,654
		344,362	182,063
Non-current assets
Exploration and evaluation assets	4	163,811	172,824
Oil and gas properties	5	4,287,087	4,464,371
Other plant and equipment		6,994	7,121
Lease assets		7,896	8,264
		$4,810,150	$4,834,643

LIABILITIES
Current liabilities
Trade and other payables		$309,163	$190,692
Financial derivatives	16	228,289	134,020
Lease obligations		3,177	2,938
Asset retirement obligations	8	10,929	11,080
		551,558	338,730
Non-current liabilities
Financial derivatives	16	12,549	—
Credit facilities	6	494,410	505,171
Long-term notes	7	634,758	874,527
Lease obligations		4,068	4,827
Asset retirement obligations	8	551,231	732,603
Deferred income tax liability	13	141,965	167,456
		2,390,539	2,623,314

SHAREHOLDERS’ EQUITY
Shareholders' capital	9	5,653,883	5,736,593
Contributed surplus		35,883	13,559
Accumulated other comprehensive income		662,941	632,103
Deficit		(3,933,096)	(4,170,926)
		2,419,611	2,211,329
		$4,810,150	$4,834,643

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	12	$854,169	$442,354	$1,527,994	$827,056
Royalties		(171,559)	(81,531)	(294,279)	(148,481)
		682,610	360,823	1,233,715	678,575

Expenses
Operating		107,426	82,901	208,192	163,449
Transportation		11,758	7,486	20,973	16,274
Blending and other		56,895	19,967	98,335	37,087
General and administrative		11,640	10,610	23,322	19,343
Exploration and evaluation	4	7,210	3,005	10,780	3,952
Depletion and depreciation		142,286	103,055	283,077	205,067
Impairment reversal	5	—	(1,126,414)	—	(1,126,414)
Share-based compensation	10	2,942	2,770	6,887	5,751
Financing and interest	14	27,077	27,354	51,321	54,804
Financial derivatives loss	16	65,274	123,507	305,901	230,259
Foreign exchange loss (gain)	15	27,709	(2,256)	13,364	(5,061)
Gain on dispositions		(207)	(274)	(441)	(3,980)
Other expense (income)		568	(506)	(464)	(1,726)
		460,578	(748,795)	1,021,247	(401,195)
Net income before income taxes		222,032	1,109,618	212,468	1,079,770
Income tax expense (recovery)	13
Current income tax expense		1,140	568	2,050	408
Deferred income tax expense (recovery)		39,920	56,051	(27,412)	61,715
		41,060	56,619	(25,362)	62,123
Net income		$180,972	$1,052,999	$237,830	$1,017,647
Other comprehensive income (loss)
Foreign currency translation adjustment		58,917	(107)	30,838	(7,206)
Comprehensive income		$239,889	$1,052,892	$268,668	$1,010,441

Net income per common share	11
Basic		$0.32	$1.87	$0.42	$1.81
Diluted		$0.32	$1.85	$0.42	$1.79

Weighted average common shares (000's)	11
Basic		566,997	564,156	566,262	563,126
Diluted		571,697	569,931	570,844	568,115

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2020		$5,729,418	$14,345	$618,976	$(5,784,526)	$578,213
Vesting of share awards		7,100	(7,100)	—	—	—
Share-based compensation		—	3,150	—	—	3,150
Comprehensive income (loss)		—	—	(7,206)	1,017,647	1,010,441
Balance at June 30, 2021		$5,736,518	$10,395	$611,770	$(4,766,879)	$1,591,804
Balance at December 31, 2021		$5,736,593	$13,559	$632,103	$(4,170,926)	$2,211,329
Vesting of share awards	9	8,429	(8,429)	—	—	—
Share-based compensation	10	—	2,078	—	—	2,078
Repurchase of common shares for cancellation	9	(91,139)	28,675	—	—	(62,464)
Comprehensive income		—	—	30,838	237,830	268,668
Balance at June 30, 2022		$5,653,883	$35,883	$662,941	$(3,933,096)	$2,419,611

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2022	2021	2022	2021

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$180,972	$1,052,999	$237,830	$1,017,647
Adjustments for:
Share-based compensation	10	372	1,646	2,078	3,150
Unrealized foreign exchange loss (gain)	15	27,499	(1,792)	12,951	(4,322)
Exploration and evaluation	4	7,210	3,005	10,780	3,952
Depletion and depreciation		142,286	103,055	283,077	205,067
Impairment reversal	5	—	(1,126,414)	—	(1,126,414)
Non-cash financing and accretion	14	6,603	3,800	10,420	6,847
Non-cash other income	8	(183)	(676)	(1,465)	(1,664)
Unrealized financial derivatives (gain) loss	16	(58,768)	84,483	97,493	170,467
Gain on dispositions		(207)	(274)	(441)	(3,980)
Deferred income tax expense (recovery)	13	39,920	56,051	(27,412)	61,715
Asset retirement obligations settled	8	(2,716)	(993)	(6,009)	(2,410)
Change in non-cash working capital		17,046	(3,014)	(60,294)	(37,199)
		360,034	171,876	559,008	292,856

Financing activities
Increase (decrease) in credit facilities		62,791	(117,939)	(15,351)	(160,660)
Debt issuance costs		(1,832)	—	(1,832)	—
Payments on lease obligations		(1,039)	(919)	(2,213)	(2,001)
Redemption of long-term notes	7	(252,830)	(6,787)	(252,830)	(6,787)
Repurchase of common shares	9	(62,464)	—	(62,464)	—
		(255,374)	(125,645)	(334,690)	(169,448)

Investing activities
Additions to exploration and evaluation assets	4	(2,338)	(428)	(5,897)	(644)
Additions to oil and gas properties	5	(94,295)	(61,057)	(244,558)	(144,429)
Additions to other plant and equipment		(260)	(320)	(634)	(411)
Property acquisitions		(208)	—	(267)	(25)
Proceeds from dispositions		14	18	41	246
Change in non-cash working capital		(7,573)	16,931	26,997	23,230
		(104,660)	(44,856)	(224,318)	(122,033)

Change in cash		—	1,375	—	1,375
Cash, beginning of period		—	—	—	—
Cash, end of period		$—	$1,375	$—	$1,375

Supplementary information
Interest paid		$11,181	$16,764	$41,529	$47,601
Income taxes paid		$263	$—	$263	$—

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended June 30, 2022 and 2021
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an energy company engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and Texas, United States. The Company’s common shares are traded on the Toronto Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.BASIS OF PRESENTATION
The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These condensed consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2021.

The consolidated financial statements were approved by the Board of Directors of Baytex on July 27, 2022.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or when otherwise indicated.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2021 are available through its filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

Significant Accounting Policies

The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2021 annual financial statements have been applied in the preparation of these consolidated financial statements, except for the adoption of Normal Course Issue Bid ("NCIB") Share Repurchases as described below.

Current Environment and Estimation Uncertainty

Management makes judgements and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

During the six months ended June 30, 2022, demand for oil and natural gas improved as the global economy continued to recover from the COVID-19 pandemic. Energy prices strengthened to multi-year highs due to elevated uncertainty of global oil and natural gas supply after Russia's invasion of Ukraine in addition to limited production growth reflecting oil and gas producers' capital discipline. While we have benefited from these improvements in crude oil prices, there is uncertainty related to COVID-19 and geopolitical events that have been considered in our estimates as at and for the period ended June 30, 2022.

Normal Course Issuer Bid ("NCIB") Share Repurchases

On May 2, 2022, Baytex announced the acceptance from the Toronto Stock Exchange (TSX) for implementation of a normal course issuer bid ("NCIB") under which Baytex is permitted to purchase for cancellation a specified number of common shares over a specified time frame. The shares repurchased and cancelled are accounted for as a reduction in Share Capital at historical cost, with any discount paid recorded to Contributed Surplus and any premium paid recorded to Retained Earnings. Total consideration paid includes any commissions or fees paid as part of the transaction.

3.    SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the geographic location and nature of the underlying operations:

•Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;
•U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and
•Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2022	2021	2022	2021	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	$581,197	$254,026	$272,972	$188,328	$—	$—	$854,169	$442,354
Royalties	(91,133)	(26,193)	(80,426)	(55,338)	—	—	(171,559)	(81,531)
	490,064	227,833	192,546	132,990	—	—	682,610	360,823

Expenses
Operating	82,471	61,793	24,955	21,108	—	—	107,426	82,901
Transportation	11,758	7,486	—	—	—	—	11,758	7,486
Blending and other	56,895	19,967	—	—	—	—	56,895	19,967
General and administrative	—	—	—	—	11,640	10,610	11,640	10,610
Exploration and evaluation	7,210	3,005	—	—	—	—	7,210	3,005
Depletion and depreciation	100,712	63,088	40,097	38,663	1,477	1,304	142,286	103,055
Impairment reversal	—	(684,000)	—	(442,414)	—	—	—	(1,126,414)
Share-based compensation	—	—	—	—	2,942	2,770	2,942	2,770
Financing and interest	—	—	—	—	27,077	27,354	27,077	27,354
Financial derivatives loss	—	—	—	—	65,274	123,507	65,274	123,507
Foreign exchange loss (gain)	—	—	—	—	27,709	(2,256)	27,709	(2,256)
Gain on dispositions	(207)	(274)	—	—	—	—	(207)	(274)
Other (income) expense	(183)	(676)	—	—	751	170	568	(506)
	258,656	(529,611)	65,052	(382,643)	136,870	163,459	460,578	(748,795)
Net income (loss) before income taxes	231,408	757,444	127,494	515,633	(136,870)	(163,459)	222,032	1,109,618
Income tax expense
Current income tax expense							1,140	568
Deferred income tax expense							39,920	56,051
							41,060	56,619
Net income (loss)	$231,408	$757,444	$127,494	$515,633	$(136,870)	$(163,459)	$180,972	$1,052,999

Additions to exploration and evaluation assets	2,338	428	—	—	—	—	2,338	428
Additions to oil and gas properties	49,543	29,959	44,752	31,098	—	—	94,295	61,057
Property acquisitions	208	—	—	—	—	—	208	—
Proceeds from dispositions	(14)	(18)	—	—	—	—	(14)	(18)

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2022	2021	2022	2021	2022	2021	2022	2021

Revenue, net of royalties
Petroleum and natural gas sales	$1,034,901	$493,448	$493,093	$333,608	$—	$—	$1,527,994	$827,056
Royalties	(148,809)	(50,857)	(145,470)	(97,624)	—	—	(294,279)	(148,481)
	886,092	442,591	347,623	235,984	—	—	1,233,715	678,575

Expenses
Operating	161,011	123,154	47,181	40,295	—	—	208,192	163,449
Transportation	20,973	16,274	—	—	—	—	20,973	16,274
Blending and other	98,335	37,087	—	—	—	—	98,335	37,087
General and administrative	—	—	—	—	23,322	19,343	23,322	19,343
Exploration and evaluation	10,780	3,952	—	—	—	—	10,780	3,952
Depletion and depreciation	201,794	133,562	78,461	68,928	2,822	2,577	283,077	205,067
Impairment reversal	—	(684,000)	—	(442,414)	—	—	—	(1,126,414)
Share-based compensation	—	—	—	—	6,887	5,751	6,887	5,751
Financing and interest	—	—	—	—	51,321	54,804	51,321	54,804
Financial derivatives loss	—	—	—	—	305,901	230,259	305,901	230,259
Foreign exchange loss (gain)	—	—	—	—	13,364	(5,061)	13,364	(5,061)
Gain on dispositions	(441)	(3,980)		—	—	—	(441)	(3,980)
Other (income) expense	(1,465)	(1,664)		—	1,001	(62)	(464)	(1,726)
	490,987	(375,615)	125,642	(333,191)	404,618	307,611	1,021,247	(401,195)
	395,105	818,206	221,981	569,175	(404,618)	(307,611)	212,468	1,079,770
Income tax expense (recovery)
Current income tax expense							2,050	408
Deferred income tax (recovery) expense							(27,412)	61,715
							(25,362)	62,123
Net income (loss)	$395,105	$818,206	$221,981	$569,175	$(404,618)	$(307,611)	$237,830	$1,017,647

Additions to exploration and evaluation assets	5,897	644	—	—	—	—	5,897	644
Additions to oil and gas properties	172,114	72,246	72,444	72,183	—	—	244,558	144,429
Property acquisitions	267	25	—	—	—	—	267	25
Proceeds from dispositions	(41)	(246)	—	—	—	—	(41)	(246)

	June 30, 2022	December 31, 2021
Canadian assets	$2,583,110	$2,658,281
U.S. assets	2,194,171	2,152,323
Corporate assets	32,869	24,039
Total consolidated assets	$4,810,150	$4,834,643

4.    EXPLORATION AND EVALUATION ASSETS

	June 30, 2022	December 31, 2021
Balance, beginning of period	$172,824	$191,865
Capital expenditures	5,897	3,298
Property acquisitions	—	1,100
Divestitures	(55)	(166)
Property swaps	—	408
Exploration and evaluation expense	(10,780)	(15,212)
Transfer to oil and gas properties (note 5)	(5,461)	(7,727)
Foreign currency translation	1,386	(742)
Balance, end of period	$163,811	$172,824

At June 30, 2022 and December 31, 2021, there were no indicators of impairment or impairment reversal for exploration and evaluation assets in any of the Company's cash generating units ("CGU").

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2020	$11,423,676	$(8,346,128)	$3,077,548
Capital expenditures	310,005	—	310,005
Property acquisitions	274	—	274
Transfers from exploration and evaluation assets (note 4)	7,727	—	7,727
Change in asset retirement obligations (note 8)	(12,222)	—	(12,222)
Divestitures	(37,835)	32,844	(4,991)
Property swaps	(26,131)	25,900	(231)
Impairment reversal	—	1,542,414	1,542,414
Foreign currency translation	(31,977)	34,765	2,788
Depletion	—	(458,941)	(458,941)
Balance, December 31, 2021	$11,633,517	$(7,169,146)	$4,464,371
Capital expenditures	244,558	—	244,558
Property acquisitions	355	—	355
Transfers from exploration and evaluation assets (note 4)	5,461	—	5,461
Change in asset retirement obligations (note 8)	(181,026)	—	(181,026)
Foreign currency translation	72,623	(39,000)	33,623
Depletion	—	(280,255)	(280,255)
Balance, June 30, 2022	$11,775,488	$(7,488,401)	$4,287,087

At June 30, 2022, there were no indicators of impairment or impairment reversal for oil and gas properties in any of the Company's CGUs.

2021 Impairment Reversals

At June 30, 2021, we identified indicators of impairment reversal for oil and gas properties in each of our six CGUs due to the increase in forecasted commodity prices. The recoverable amount for each of our six CGUs exceeded their carrying amounts which resulted in an impairment reversal of $1.1 billion recorded at June 30, 2021. The recoverable amount for each CGU was based on its FVLCD which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2020 which was adjusted by management for operations between December 31, 2020 and June 30, 2021. The after-tax discount rates applied to the cash flows were between 10% and 16%.

At December 31, 2021, we identified indicators of impairment reversal for oil and gas properties in five CGUs due to the increase in forecasted commodity prices in addition to changes in proved plus probable reserves. The recoverable amount for three CGUs exceeded their carrying amounts which resulted in an impairment reversal of $416 million recorded at December 31, 2021. The recoverable amount for each CGU was based on its fair value less costs of disposal ("FVLCD") which was estimated using a discounted cash flow model of proved plus probable cash flows from an independent reserve report prepared as at December 31, 2021. The after-tax discount rates applied to the cash flows were between 12% and 19%.

6.    CREDIT FACILITIES

	June 30, 2022	December 31, 2021
Credit facilities - U.S. dollar denominated (1)	$215,423	$156,332
Credit facilities - Canadian dollar denominated	281,494	350,182
Credit facilities - principal (2)	496,917	506,514
Unamortized debt issuance costs	(2,507)	(1,343)
Credit facilities	$494,410	$505,171
(1)U.S. dollar denominated credit facilities balance was US$167.4 million as at June 30, 2022 (December 31, 2021 - US$123.5 million).
(2)The decrease in the principal amount of the credit facilities outstanding from December 31, 2021 to June 30, 2022 is the result of net repayments of $15.3 million, partially offset by an increase in the reported amount of U.S. denominated debt of $5.7 million due to foreign exchange.

At June 30, 2022, Baytex had US$850 million of revolving credit facilities (the "Credit Facilities"). On April 1, 2022, Baytex amended its Credit Facilities to increase total capacity to a US$850 million revolving facility and extended the maturity from April 1, 2024 to April 1, 2026. The Credit Facilities are comprised of a US$50 million operating loan and a US$600 million syndicated revolving loan for Baytex and a US$10 million operating loan and a US$190 million syndicated revolving loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. There were no changes to the financial covenants as a result of the amendment.

The Credit Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The Credit Facilities contain standard commercial covenants in addition to the financial covenants detailed below. There are no mandatory principal payments required prior to maturity which could be extended upon our request. Advances (including letters of credit) under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or secured overnight financing rates ("SOFR"), plus applicable margins.

The weighted average interest rate on the Credit Facilities was 2.6% for the six months ended June 30, 2022 (2.1% for six months ended June 30, 2021).

At June 30, 2022, Baytex had $15.1 million of outstanding letters of credit (December 31, 2021 - $15.0 million) under the Credit Facilities.

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at June 30, 2022.

Covenant Description	Postion as at June 30, 2022	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.5:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	13.3:1.0	2.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the Credit Facility agreements and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit agreement. As at June 30, 2022, the Company's Senior Secured Debt totaled $512.1 million which included $496.9 million of principal amounts outstanding and $15.1 million of letters of credit.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit agreement which adjusts net income or loss for financing and interest expenses, income tax, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material acquisitions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended June 30, 2022 was $1.1 billion.
(3)"Interest coverage" is calculated in accordance with the credit agreement and is computed as the ratio of Bank EBITDA to financing and interest expenses, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis. Financing and interest expense for the twelve months ended June 30, 2022 was $84.8 million.

7.    LONG-TERM NOTES

	June 30, 2022	December 31, 2021
5.625% notes (US$200,000 – principal) due June 1, 2024	$—	$253,120
8.75% notes (US$500,000 – principal) due April 1, 2027	643,600	632,800
Total long-term notes - principal (1)	643,600	885,920
Unamortized debt issuance costs	(8,842)	(11,393)
Total long-term notes - net of unamortized debt issuance costs	$634,758	$874,527
(1)The decrease in the principal amount of long-term notes outstanding from December 31, 2021 to June 30, 2022 is the result of principal repayments of $252.8 million partially offset by changes in the reported amount of U.S. denominated debt of $10.5 million.

The long-term notes do not contain any significant financial maintenance covenants but do contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Credit Facilities and long-term notes.

On June 1, 2022, Baytex completed the early redemption of the US$200.0 million principal amount of the 5.625% Notes due in 2024 at par plus accrued interest and recorded a decrease to unamortized debt issuance costs of $1.7 million.

8.    ASSET RETIREMENT OBLIGATIONS

	June 30, 2022	December 31, 2021
Balance, beginning of period	$743,683	$760,383
Liabilities incurred	10,905	14,845
Liabilities settled	(6,009)	(6,662)
Liabilities acquired from property acquisitions	138	249
Liabilities divested	(505)	(3,161)
Property swaps	—	(4,113)
Accretion (note 14)	6,991	12,381
Government grants (1)	(1,465)	(2,857)
Change in estimate	961	(9,686)
Changes in discount rates and inflation rates (2)	(192,892)	(17,381)
Foreign currency translation	353	(315)
Balance, end of period	$562,160	$743,683
Less current portion of asset retirement obligations	10,929	11,080
Non-current portion of asset retirement obligations	$551,231	$732,603
(1)    During the six months ended June 30, 2022, Baytex recognized $1.5 million of non-cash other income and a reduction in asset retirement obligations related to government grants provided by the Government of Alberta and the Government of Saskatchewan ($2.9 million for the year ended December 31, 2021).
(2)    The discount and inflation rates at June 30, 2022 were 3.1% and 1.8%, respectively, compared to 1.7% and 1.8% at December 31, 2021.

9.    SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. At June 30, 2022, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

During the three months ended June 30, 2022, the Toronto Stock Exchange ("TSX") accepted Baytex's notice of intention to implement a normal course issuer bid ("NCIB"). Under the terms of the NCIB, the Company may purchase for cancellation up to 56.3 million common shares over the 12-month period commencing May 9, 2022. The number of shares authorized for repurchase represents 10% of the Company's public float as at April 29, 2022. Purchases are made on the open market through facilities of the TSX and/or alternative trading systems in Canada and at market prices prevailing at the time of the transaction.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2020	561,227	$5,729,418
Vesting of share awards	2,986	7,175
Balance, December 31, 2021	564,213	$5,736,593
Vesting of share awards	5,001	8,429
Common shares repurchased and cancelled	(9,075)	(91,139)
Balance, June 30, 2022	560,139	$5,653,883

During the six months ended June 30, 2022, Baytex repurchased and cancelled 9.1 million common shares at an average price of $6.88 per share for total consideration of $62.5 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

10.    SHARE-BASED COMPENSATION PLAN
For the three and six months ended June 30, 2022 the Company recorded total compensation expense related to the share awards of $2.9 million and $6.9 million respectively ($2.8 million and $5.8 million for the three and six months ended June 30, 2021). Included in compensation expense related to share awards for the three and six months ended June 30, 2022 is $2.6 million and $4.8 million of cash compensation expense related to the incentive award plan, deferred share unit plan and the associated equity total return swaps ($1.1 million and $2.6 million for the three and six months ended June 30, 2021).

Share Award Incentive Plan

Baytex has a share award plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares on vesting; the number of common shares issued is determined by a multiplier. The multiplier, which ranges between zero and two, is calculated based on a number of factors determined and approved by the Board of Directors on an annual basis. The restricted awards and performance awards vest in equal tranches on the first, second and third anniversaries of the grant date. At Baytex's option, these awards may be cash settled at vesting.

The weighted average fair value of share awards granted during the six months ended June 30, 2022 was $5.68 per restricted and performance award ($1.29 for the six months ended June 30, 2021).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2020	4,122	4,088	8,210
Granted	—	4,067	4,067
Added by performance factor	—	669	669
Vested	(1,861)	(1,152)	(3,013)
Forfeited	(168)	(291)	(459)
Balance, December 31, 2021	2,093	7,381	9,474
Granted	—	1,111	1,111
Vested	(1,359)	(3,614)	(4,973)
Forfeited	(21)	(26)	(47)
Balance, June 30, 2022	713	4,852	5,565

Incentive Award Plan

Baytex has an incentive award plan (the "Incentive Award" plan) whereby the holder of each incentive award is entitled to receive a cash payment equal to the value of one Baytex common share at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in trade and other payables.

During the six months ended June 30, 2022, Baytex granted 1.3 million awards under the Incentive Award plan at a fair value of $5.68 per award (4.9 million awards at $1.29 per award for the six months ended June 30, 2021). At June 30, 2022 there were 5.3 million awards outstanding under the Incentive Award plan (6.4 million awards outstanding at December 31, 2021).

Deferred Share Unit Plan

Baytex has a deferred share unit plan (the "DSU" plan) whereby each Director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share on the date on which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in trade and other payables.

During the six months ended June 30, 2022, Baytex granted 0.2 million awards under the DSU plan at a fair value of $5.68 per award (0.9 million awards at $1.29 per award for the six months ended June 30, 2021). At June 30, 2022, there were 1.0 million awards outstanding under the DSU plan.

Equity Total Return Swaps

The Company uses equity total return swaps on the equivalent number of Baytex common shares in order to fix a portion of the aggregate cost of the cash-settled plans including the Incentive Award plan, the DSU plan and the Share Award Incentive Plan, at the fair value determined on the grant date. The carrying value of the Company's financial derivatives includes the fair value of the equity total return swap which was an asset of $7.8 million on June 30, 2022 (December 31, 2021 - asset of $6.5 million). At June 30, 2022, an asset of $7.4 million associated with the equity return swap is included in accounts payable as it relates to the settlement of cash compensation payable (December 31, 2021 - an asset of $10.7 million).

11.    NET INCOME PER SHARE
Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

	Three Months Ended June 30
	2022			2021
	Net income	Weighted average common shares (000s)	Net income per share	Net income	Weighted average common shares (000s)	Net income per share
Net income - basic	$180,972	566,997	$0.32	$1,052,999	564,156	$1.87
Dilutive effect of share awards	—	4,700	—	—	5,775	—
Net income - diluted	$180,972	571,697	$0.32	$1,052,999	569,931	$1.85

For the three and six months ended June 30, 2022 and June 30, 2021 no share awards were excluded from the calculation of diluted income per share as their effect was dilutive.

12.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's Canadian and U.S. operating segments is set forth in the following table.

	Three Months Ended June 30
	2022			2021
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$192,986	$222,606	$415,592	$106,269	$158,390	$264,659
Heavy oil	346,101	—	346,101	129,782	—	129,782
NGL	8,288	24,895	33,183	3,786	16,796	20,582
Natural gas sales	33,822	25,471	59,293	14,189	13,142	27,331
Total petroleum and natural gas sales	$581,197	$272,972	$854,169	$254,026	$188,328	$442,354

	Six Months Ended June 30
	2022			2021
	Canada	U.S.	Total	Canada	U.S.	Total
Light oil and condensate	$373,141	$403,426	$776,567	$217,814	$263,986	$481,800
Heavy oil	590,539	—	590,539	238,820	—	238,820
NGL	15,772	46,902	62,674	8,150	29,939	38,089
Natural gas sales	55,449	42,765	98,214	28,664	39,683	68,347
Total petroleum and natural gas sales	$1,034,901	$493,093	$1,527,994	$493,448	$333,608	$827,056

Included in accounts receivable at June 30, 2022 is $298.9 million of accrued production revenue related to delivered volumes (December 31, 2021 - $154.0 million).

13.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2022	2021
Net income before income taxes	$212,468	$1,079,770
Expected income taxes at the statutory rate of 25.12% (2021 – 24.89%)	53,372	268,755
(Increase) decrease in income tax recovery resulting from:
Effect of foreign exchange	984	(656)
Effect of rate adjustments for foreign jurisdictions	(18,357)	(17,339)
Effect of change in deferred tax benefit not recognized	(17,823)	(191,235)
Effect of internal debt restructuring	(45,182)	—
Adjustments, assessments and other	1,644	2,598
Income tax (recovery) expense	$(25,362)	$62,123

At June 30, 2022, a deferred tax asset of $127.8 million remains unrecognized due to uncertainty surrounding future commodity prices and future capital gains (December 31, 2021 - $145.6 million).

As disclosed in the 2021 annual financial statements, in June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency (the “CRA”) that denied $591.0 million of non-capital loss deductions that relate to the calculation of income taxes for the years 2011 through 2015. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received. There has been no change in the status of these reassessments since an Appeals Officer was assigned to the Company's file in July 2018. Baytex remains confident that the original tax filings are correct and intends to defend those tax filings through the appeals process.

14.    FINANCING AND INTEREST

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Interest on credit facilities	$4,070	$3,250	$7,109	$6,586
Interest on long-term notes	16,356	20,246	33,700	41,253
Interest on lease obligations	48	58	92	118
Cash Interest	$20,474	$23,554	$40,901	$47,957
Amortization of debt issue costs	2,734	790	3,429	1,539
Accretion on asset retirement obligations (note 8)	3,869	3,367	6,991	5,665
Gain on redemption of long-term notes (note 7)	—	(357)	—	(357)
Financing and interest	$27,077	$27,354	$51,321	$54,804

15.    FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Unrealized foreign exchange loss (gain) - intercompany notes (1)	$—	$12,579	$(2,674)	$26,320
Unrealized foreign exchange loss (gain) - long-term notes & credit facilities	27,499	(14,371)	15,625	(30,642)
Realized foreign exchange loss (gain)	210	(464)	413	(739)
Foreign exchange loss (gain)	$27,709	$(2,256)	$13,364	$(5,061)
(1)Baytex had a series of intercompany notes totaling US$601.0 million outstanding at December 31, 2021 that were issued from a Canadian functional currency subsidiary to a U.S. functional currency subsidiary. These notes are eliminated upon consolidation within the Statement of Financial Position and are revalued at the relevant foreign exchange rate at each period end. Foreign exchange gains or losses incurred within the Canadian functional currency subsidiary are recognized in unrealized foreign exchange gain or loss whereas those within the U.S. functional currency subsidiary are recognized in other comprehensive income. In January 2022 the intercompany notes were transferred from the Canadian functional currency subsidiary to another U.S. functional currency subsidiary. As a result, foreign exchange gains and losses incurred on these notes after the transfer are recognized in other comprehensive income.

16.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, financial derivatives, Credit Facilities, and long-term notes. The fair value of trade and other receivables and trade and other payables approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	June 30, 2022		December 31, 2021
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
FVTPL
Financial derivatives	$17,979	$17,979	$8,654	$8,654	Level 2
Total	$17,979	$17,979	$8,654	$8,654

Amortized cost
Trade and other receivables	$326,383	$326,383	$173,409	$173,409	—
Total	$326,383	$326,383	$173,409	$173,409

Financial Liabilities
FVTPL
Financial derivatives	$(240,838)	$(240,838)	$(134,020)	$(134,020)	Level 2
Total	$(240,838)	$(240,838)	$(134,020)	$(134,020)

Amortized cost
Trade and other payables	$(309,163)	$(309,163)	$(190,692)	$(190,692)	—
Credit facilities	(494,410)	(496,917)	(505,171)	(506,514)	—
Long-term notes	(634,758)	(695,853)	(874,527)	(917,889)	Level 1
Total	$(1,438,331)	$(1,501,933)	$(1,570,390)	$(1,615,095)

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2022 and 2021.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
U.S. dollar denominated	US$7,931	US$602,503	US$724,501	US$829,934

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following financial derivative contracts outstanding as of July 27, 2022:

	Remaining Period	Volume	Price/Unit(1)	Index
Oil
Basis Swap	Jul 2022 to Dec 2022	12,000 bbl/d	WTI less US$12.40/bbl	WCS
Basis Swap	Jul 2022 to Dec 2022	6,750 bbl/d	WTI less US$3.73/bbl	MSW
Fixed Sell	Jul 2022 to Dec 2022	10,000 bbl/d	US$53.50/bbl	WTI
3-way option(2)	Jul 2022 to Dec 2022	1,500 bbl/d	US$40.00/US$50.00/US$58.10	WTI
3-way option(2)	Jul 2022 to Dec 2022	2,000 bbl/d	US$46.00/US$56.00/US$66.72	WTI
3-way option(2)	Jul 2022 to Dec 2022	2,500 bbl/d	US$47.00/US$57.00/US$67.00	WTI
3-way option(2)	Jul 2022 to Dec 2022	2,500 bbl/d	US$50.00/US$60.00/US$70.00	WTI
3-way option(2)	Jul 2022 to Dec 2022	2,000 bbl/d	US$53.00/US$63.50/US$72.90	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,000 bbl/d	US$55.00/US$66.00/US$84.00	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$60.00/US$75.00/US$91.54	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$65.00/US$85.00/US$100.00	WTI
3-way option(2)	Jan 2023 to Dec 2023	2,500 bbl/d	US$65.00/US$85.00/US$106.50	WTI

Natural Gas
Fixed Sell	Jul 2022 to Dec 2022	5,000 GJ/d	$2.53/GJ	AECO 7A
Fixed Sell	Jul 2022 to Dec 2022	14,250 GJ/d	$2.84/GJ	AECO 5A
Fixed Sell	Jul 2022 to Dec 2022	1,000 mmbtu/d	US$2.94/mmbtu	NYMEX
3-way option(2)	Jul 2022 to Dec 2022	2,500 mmbtu/d	US$2.25/US$2.75/US$3.06	NYMEX
3-way option(2)	Jul 2022 to Dec 2022	1,500 mmbtu/d	US$2.60/US$2.91/US$3.56	NYMEX
3-way option(2)	Jul 2022 to Dec 2022	2,500 mmbtu/d	US$2.60/US$3.00/US$3.83	NYMEX
3-way option(2)	Jul 2022 to Dec 2022	2,500 mmbtu/d	US$2.65/US$2.90/US$3.40	NYMEX
3-way option(2)	Jul 2022 to Dec 2022	2,500 mmbtu/d	US$3.00/US$3.75/US$4.40	NYMEX
(1)Based on the weighted average price per unit for the period.
(2)Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$50.00/US$60.00/US$70.00 contract, Baytex receives WTI plus US$10.00/bbl when WTI is at or below US$50.00/bbl; Baytex receives US$60.00/bbl when WTI is between US$50.00/bbl and US$60.00/bbl; Baytex receives the market price when WTI is between US$60.00/bbl and US$70.00/bbl; and Baytex receives US$70.00/bbl when WTI is above US$70.00/bbl.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Realized financial derivatives loss	$124,042	$39,024	$208,408	$59,792
Unrealized financial derivatives (gain) loss	(58,768)	84,483	97,493	170,467
Financial derivatives loss	$65,274	$123,507	$305,901	$230,259

17.    CAPITAL MANAGEMENT
The Company's capital management objective is to maintain financial flexibility and sufficient sources of liquidity to execute its capital programs, while meeting short and long-term commitments. Baytex strives to actively manage its capital structure in response to changes in economic conditions. At June 30, 2022, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade and other receivables, trade and other payables and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time to time issue equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of Adjusted Funds Flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Debt

The Company uses net debt to monitor it's current financial position and to evaluate existing sources of liquidity. Baytex also uses net debt projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations. Baytex also uses a net debt to adjusted funds flow ratio calculated on a twelve-month trailing basis to monitor our existing capital structure and future liquidity requirements.

The following table reconciles Net Debt to amounts disclosed in the primary financial statements.

	June 30, 2022	December 31, 2021
Credit facilities	$494,410	$505,171
Unamortized debt issuance costs - Credit facilities (note 6)	2,507	1,343
Long-term notes	634,758	874,527
Unamortized debt issuance costs - Long-term notes (note 7)	8,842	11,393
Trade and other payables	309,163	190,692
Trade and other receivables	(326,383)	(173,409)
Net Debt	$1,123,297	$1,409,717
Net Debt to Adjusted Funds Flow	1.1	1.9

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the our ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital and asset retirements obligations settled during the applicable period.

Adjusted Funds Flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021
Cash flows from operating activities	$360,034	$171,876	$559,008	$292,856
Change in non-cash working capital	(17,046)	3,014	60,294	37,199
Asset retirement obligations settled	2,716	993	6,009	2,410
Adjusted Funds Flow	$345,704	$175,883	$625,311	$332,465